Exhibit 99.2*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

PROPERTY, EQUIPMENT AND SOFTWARE DEVELOPMENT AND

ACCUMULATED DEPRECIATION AND DEPLETION THEREOF

Schedules II and III

Balance beginning of Period	Additions	Disposals and retirements	Other charges	Balance end of period

2005

Software development costs

    Capitalized

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

Accumulated Amortization

    Software development

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

Net book value

    Software development

        Costs capitalized

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

$ 840,880 298,941 - - 64,320 (174,538) (101,381) - - (23,475) 666,342 197,560 - - 40,845	$ 1,375,180 290,160 11,420 7,353 35,728 (283,053) (92,667) (1,929) (719) (12,253) 197,493 9,491 6,634 (12,253)	$ - - - - - - - - - - - - - -	$ - - - - - - - - - - - - - -	$ 2,216,060 589,101 11,420 7,353 64,320 (457,591) (194,048) (1,929) (719) (35,728) 1,758,469 395,053 9,491 6,634 28,592

2004

Software development costs

    Capitalized

Computer equipment

Computer under capital lease

Accumulated Amortization

    Software development

    Computer equipment

    Computer under capital lease

Net book value

    Software development

        Costs capitalized

    Computer equipment

    Computer under capital lease

$ 180,901 130,970 46,092 (72,360) (40,034) (6,914) 108,541 90,936 39,178	$ 659,979 167,971 18,228 (102,178) (61,347) (16,561) 557,801 106,624 1,667	$ - - - - - - - - -	$ - - - - - - - - -	$ 840,880 298,941 64,320 (174,538) (101,381) (23,475) 666,342 197,560 40,845

2003

Software development costs

    Capitalized

Computer equipment

Computer under capital lease

Mineral Property

Accumulated Amortization

    Software development

    Computer equipment

    Computer under capital lease

Net book value

    Software development

        Costs capitalized

    Computer equipment

    Computer under capital lease

     Mineral property

$ 180,901 94,471 0 1 (36,180) (11,733) 0 144,721 82,738 0 1	$ - 39,323 46,092 (1) (36,180) (28,583) (6,914) (36,180) 10,740 39,178 (1)	$ - (2,824) - - - - 282 - - (2,542) - -	$ - - - - - - - - - - - -	$ 180,901 130,970 46,092 0 (72,360) (40,034) (6,914) 108,541 90,936 39,178 0